Exhibit 77(c)

Matters Submitted to a Vote of Security Holders

A special meeting of shareholders of Sentinel Variable Products Trust was held on May 13, 2013, for the purpose of electing four individuals to serve as Trustees of the Trust.

The individuals named below were elected at the meeting and comprise the entire Board of Trustees. The votes cast for and against each director nominee are also shown below:

Director Nominee	Votes For	Votes Against

Mehran Assadi	24,164,097	1,113,579
William D. McMeekin	24,501,726	775,950
Michael W. Nobles	24,507,926	769,750
Nancy F. Pope	24,436,098	841,578